UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

__________________

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 18, 2020 titled “Arcos Dorados Reports Fourth Quarter and Full Year 2019 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: March 18, 2020

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS FOURTH QUARTER & FULL YEAR 2019 FINANCIAL RESULTS

•	Double-digit increase in systemwide comparable sales, solidly above the Company’s blended inflation rate, in both the fourth quarter and full year[1]

•	Systemwide comparable sales growth of 9.5% in Brazil during the fourth quarter and 9.7% for the full year, significantly higher than the Brazilian food service industry

•	Consolidated revenue growth of 1.0% in the quarter, and a decline of 1.8% for the full year, in US dollars, impacted by the depreciation of the Argentine peso and other local currencies[1]

•	Consolidated Adjusted EBITDA margin expansion of 180 basis points in the fourth quarter and 30 basis points for the full year[1]

Montevideo, Uruguay, March 18, 2020 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the fourth quarter and audited results for the full year ended December 31, 2019.

Fourth Quarter 2019 Highlights – Excluding Venezuela

•	Consolidated revenues totaled $752.3 million, a 1.0% increase in US dollars versus fourth quarter 2018, despite the depreciation of the Argentine peso and some other local currencies. On a constant currency basis[2], consolidated revenues grew 12.9%.

•	Systemwide comparable sales[2] rose 10.4% versus the prior-year quarter and were solidly above Arcos Dorados’ blended inflation rate.

•	Consolidated Adjusted EBITDA[2] in US dollars reached $101.7 million, a 16.8% increase year-over-year, and 24.8% higher on a constant currency basis. The result included a $10 million non-cash bad-debt reserve reversal in Puerto Rico. Excluding the reversal, Adjusted EBITDA increased 5.3% in US dollars.

•	Consolidated Adjusted EBITDA margin expanded 180 basis points year-over-year to 13.5%, or 50 basis points to 12.2%, excluding the bad debt reserve reversal.

•	General and Administrative (G&A) expenses decreased 10.0% in US dollars versus the year-ago quarter and were down 90 basis points as a percentage of revenue.

•	Net income in US dollars increased 96.7% to $37.2 million, from $18.9 million, in the year ago quarter.

_____________________

[1] Excluding Venezuela [2] For definitions please refer to page 14 of this document

Full Year 2019 Highlights – Excluding Venezuela

•	Consolidated revenues totaled $2.9 billion, a 1.8% decrease in US dollars, impacted by the depreciation of the Argentine peso and other local currencies. On a constant currency basis[2], consolidated revenues grew 13.7%.

•	Systemwide comparable sales[2] rose 11.8% versus 2018.

•	Consolidated Adjusted EBITDA[2] of $296.2 million was 1.4% higher in US dollars and 10.7% higher on a constant currency basis. Excluding the bad debt reserve reversal in Puerto Rico from 4Q19 and the $23.2 million tax recovery in Brazil from 3Q18’s results, Adjusted EBITDA increased 6.4% in US dollars and was up 16.5% on a constant currency basis.

•	Consolidated Adjusted EBITDA margin expanded 30 basis points to 10.0%. Excluding both, the bad debt reserve reversal in Puerto Rico and last year’s tax recovery in Brazil, the business delivered a 70 basis points expansion of consolidated Adjusted EBITDA margin.

•	G&A expenses decreased 6.6% in US dollars and were down 40 basis points as a percentage of revenue.

•	Net income in US dollars increased 3.1% to $88.5 million, from $85.9 million.

“The disciplined execution of our three-pillar strategy generated strong results in 2019. First, the EOTF restaurant format is the most modern, tech-enabled experience in the QSR sector and continues to generate significant volume and sales lifts. Second, our menu is the most relevant in the industry, with compelling offerings across our premium Signature line and our affordability platform. Finally, we are enhancing the customer experience through programs like Cooltura de Servicio that support higher levels of both customer and employee satisfaction.

The revenue growth arising from this robust strategy combined with operating efficiencies and a leaner cost structure to generate a full-year Adjusted EBITDA margin of 10.0% in 2019; our highest since becoming a public company in April of 2011. We are proud of these results, which make clear that we are capturing the potential of our brand’s value proposition.

We are pleased to have reached an agreement with McDonald’s Corporation on an ambitious restaurant openings and reinvestment plan for 2020-2022, designed to generate stockholder value by profitably capturing the full growth potential of the McDonald’s brand in Latin America and the Caribbean. McDonald’s Corporation will continue providing growth support during the three-year period, which we see as a strong endorsement of our strategic approach to growth in the region.

In summary, we have built an undeniably strong foundation. In addition to our significant balance sheet strength and already lean cost structure, we operate an extensive network of Drive-Thru restaurants, an industry-leading Digital platform and enjoy robust Delivery penetration to help us navigate market disruptions stemming from the ongoing spread of the Coronavirus in our region. Once this crisis has passed, we are confident that the investments and operational improvements of the last several years has provided a solid base for our Company to enter a new phase of growth in the coming years,” said Marcelo Rabach, Chief Executive Officer of Arcos Dorados.

Fourth Quarter 2019 Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,223				2,293

Sales by Company-operated Restaurants	715.8	(85.5)	90.4	(5.4)	715.3	-0.1%
Revenues from franchised restaurants	37.5	(3.6)	5.8	(0.6)	39.1	4.1%
Total Revenues	753.3	(89.1)	96.2	(6.0)	754.4	0.1%

Adjusted EBITDA	86.1	(7.1)	21.7	(0.3)	100.4	16.6%
Adjusted EBITDA Margin	11.4%				13.3%
Net income (loss) attributable to AD	9.2	(2.3)	20.6	5.5	33.0	256.9%
No. of shares outstanding (thousands)	206,325				204,070
EPS (US$/Share)	0.04				0.16

(4Q19 = 4Q18 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment. As such, reported results may contain significant non-cash accounting charges to operations in this market. Accordingly, the discussion of the Company’s operating performance is focused on consolidated results that exclude Venezuela.

Main variations in other operating income (expenses), net

Included in Adjusted EBITDA: The positive variation is mainly explained by the recovery of a provision for contingencies in Brazil, as a result of a positive outcome to legal proceedings against the Company and which are now concluded, and by a lower inventory write-down in Venezuela compared to last year.

Excluded from Adjusted EBITDA: There were no significant variations.

Fourth quarter net income attributable to the Company totaled $33.0 million, compared to net income of $9.2 million in the same period of 2018. Arcos Dorados’ reported earnings per share of $0.16 in the fourth quarter of 2019 compared to $0.04 in the corresponding 2018 period. Primarily as a result of share repurchases of 7,993,602, total weighted average shares for the fourth quarter of 2019 decreased to 204,069,509 from 206,324,785 in the prior year’s quarter.

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q19 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	2,103			2,173

Sales by Company-operated Restaurants	708.6	(85.5)	90.4	713.5	0.7%	12.8%
Revenues from franchised restaurants	36.5	(3.6)	5.8	38.8	6.2%	15.8%
Total Revenues	745.1	(89.1)	96.2	752.3	1.0%	12.9%
Systemwide Comparable Sales						10.4%
Adjusted EBITDA	87.1	(7.1)	21.7	101.7	16.8%	24.8%
Adjusted EBITDA Margin	11.7%			13.5%
Net income (loss) attributable to AD	18.9	(2.3)	20.6	37.2	96.7%	108.8%
No. of shares outstanding (thousands)	206,325			204,070
EPS (US$/Share)	0.09			0.18

Excluding Arcos Dorados’ Venezuelan operation, revenues in US dollars increased 1.0% year-over-year, as strong constant currency growth of 12.9% exceeded a negative currency translation impact stemming mostly from the 38% year-over-year average depreciation of the Argentine peso against the US dollar. Constant currency revenue growth was supported by a 10.4% increase in systemwide comparable sales, with strong sales growth in Brazil, Mexico, Costa Rica, Ecuador, Uruguay, and the French West Indies. Comparable sales, which were well above Arcos Dorados’ blended inflation rate for the quarter, were driven by average check growth as well as higher traffic boosted by the Company’s promotional strategy and appealing menus across the region. The delivery business and the ongoing roll-out of EOTF continued to support incremental volume.

Adjusted EBITDA ($ million)

Breakdown of main variations contributing to 4Q19 Adjusted EBITDA

Fourth quarter consolidated Adjusted EBITDA, excluding Venezuela, increased 16.8% in US dollars, and 24.8% in constant currency terms, on strong top-line growth and efficient execution in key markets. Adjusted EBITDA also included a $10 million non-cash bad debt reserve reversal in Puerto Rico. Excluding the reversal, Adjusted EBITDA increased 5.3% in US dollars. The Adjusted EBITDA margin expanded 180 basis points to 13.5%, with margin expansions in Brazil, NOLAD and the Caribbean division, partially offset by margin contraction in SLAD. Excluding the bad debt reserve reversal, the consolidated Adjusted EBITDA margin expanded 50 basis points. Arcos Dorados’ fourth quarter results continued to reflect the Company’s ongoing focus on promotional strategies to drive traffic and topline growth.

Consolidated total G&A expenses decreased 10.0% year-over-year in US dollars and were down 90 basis points as a percentage of revenues. On a constant currency basis, G&A increased 3.5%, well below the Company’s G&A blended inflation rate.

Non-operating Results

Arcos Dorados’ non-operating results for the fourth quarter, excluding Venezuela, contain a $2.7 million non-cash foreign currency exchange gain, compared to a non-cash gain of $0.4 million in the same period of 2018. Net interest expense was $0.3 million higher year-over-year.

Excluding Venezuela, income tax expenses totaled $14.8 million in the fourth quarter, compared to income tax expenses of $9.8 million in the prior-year period.

Fourth quarter net income attributable to the Company, excluding Venezuela, totaled $37.2 million, compared to net income of $18.9 million in the same period of 2018. Higher operating income, which included a $10 million non-cash bad debt reserve reversal and a higher foreign currency exchange gain, was partially offset by higher income tax expenses. As a result, the Company reported earnings per share of $0.18 in the fourth quarter of 2019, excluding Venezuela, compared to earnings per share of $0.09 in last year’s corresponding period.

Analysis by Division:

Brazil Division

Figure 3. Brazil Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	968			1,023

Total Revenues	353.7	(29.3)	44.9	369.3	4.4%	12.7%
Systemwide Comparable Sales						9.5%
Adjusted EBITDA	67.7	(5.9)	17.5	79.3	17.2%	26.0%
Adjusted EBITDA Margin	19.1%			21.5%	12.2%

As reported revenues for the Brazil division increased 4.4%, as strong constant currency growth of 12.7% was partially offset by a negative currency translation impact resulting from the 7% year-over-year average depreciation of the Brazilian real. Constant currency growth was supported by a 9.5% increase in systemwide comparable sales, well above Brazil’s inflation rate and growth in the country’s food service sector. The strong performance in comparable sales continued to be driven by both average check and guest traffic growth as the Company pursued multiple strategic initiatives, such as EOTF, Cooltura de Servicio and the Delivery business, as well as localized marketing strategies, which include appealing menus and the effective execution of engaging promotional initiatives.

Marketing initiatives during the fourth quarter continued to focus on driving top-line growth and traffic. The division’s activities included the launch of a “Giga Tasty” sandwich, which together with Picanha products expanded Arcos Dorados’ leading line of premium sandwiches in Brazil. The Company continued gaining momentum with social media and digital campaigns, leveraging the scale of its App. By the end of the fourth quarter, the Company had achieved a record number of active users of its App and are now 65% higher than the closest competitor in the QSR industry. A special event that took place in the fourth quarter was the opening of the Company’s 1,000th restaurant in Brazil, the “Méqui 1000”, which was built in an iconic location in one of the most well-known avenues in Sao Paulo. Since its opening, this flagship restaurant has become a city landmark and is a testament of the strength of the McDonald’s brand.

As reported Adjusted EBITDA increased 17.2% year-over-year and 26.0% on a constant currency basis, on strong top-line growth and effective execution. The Adjusted EBITDA margin expanded 240 basis points to 21.5%, as strong sales growth helped leverage efficiencies in the Company’s cost structure, which more than offset higher Food and Paper (F&P) costs. A recovery of a provision for contingencies also boosted margin expansion.

NOLAD

Figure 4. NOLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	524			530

Total Revenues	104.6	3.3	6.5	114.4	9.4%	6.2%
Systemwide Comparable Sales						4.7%
Adjusted EBITDA	9.0	0.4	3.1	12.5	39.5%	34.2%
Adjusted EBITDA Margin	8.6%			11.0%	27.7%

NOLAD’s as reported revenues increased 9.4%, supported by constant currency growth of 6.2% and a positive currency translation effect related to the year-over-year average appreciations of Mexico and Costa Rica’s currencies. The division’s systemwide comparable sales increased 4.7%, well above blended inflation, mainly driven by traffic growth but also increases in average check, with strong performances in Mexico and Costa Rica. In Mexico, the combination of successful marketing initiatives, built around the affordability and core segments continued to drive sales growth well above inflation for the 11th consecutive quarter.

In NOLAD, Arcos Dorados continued executing marketing activities focused on increasing sales and guest counts. During the fourth quarter, the division generated additional growth momentum in Mexico, with the “We Welcome Families,” among other promotions, that was executed in collaboration with Coca-Cola. Also during the quarter, the Company continued expanding McDelivery through a higher number of stores and executed “McDelivery night”, with exceptional results in terms of incremental orders and greater customer awareness of the delivery service. Dessert offerings remained a strong traffic driver across the division, reinforcing the Company’s leadership position in this category.

As reported Adjusted EBITDA for the division increased 39.5%, or 34.2% on a constant currency basis. The Adjusted EBITDA margin expanded 240 basis points to 11.0%, mainly due to efficiencies across all cost line items, which resulted from the strong sales growth, particularly in Mexico and Costa Rica.

SLAD

Figure 5. SLAD Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q19 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	394			404

Total Revenues	186.6	(60.3)	43.0	169.3	-9.3%	23.1%
Systemwide Comparable Sales						20.9%
Adjusted EBITDA	16.6	(6.5)	3.9	14.0	-15.6%	23.8%
Adjusted EBITDA Margin	8.9%			8.3%	-7.3%

SLAD’s as reported revenues decreased 9.3%, as constant currency growth of 23.1% was more than offset by a negative currency effect resulting from the 38% year-over-year average depreciation of the Argentine peso against the US dollar. Systemwide comparable sales increased 20.9%. Strong performances in Ecuador and Uruguay, driven by average check growth, was partially offset by lower sales in Chile, due to civil unrest in the country, and in Argentina, where the consumer environment remains weak.

During the fourth quarter, the division introduced the “McCombo App del Día” in Argentina, as a new affordability platform, with high-value offers made available exclusively via the McDonald’s App. This initiative helped continue increasing the number of transactions while enhancing digital penetration. Also in the quarter, the Company launched the “#UnaBuena” campaign, through which McDonald’s delivers to customers one piece of good news each day while communicating a new product or special promotion during that day. Other initiatives included the introduction of a second dessert within the Signature line, called “Tiramisu”. With this new product, the Company furthers the strategy of enhancing premium products while building awareness of its already strong dessert portfolio.

Adjusted EBITDA decreased 15.6% on an as reported basis and rose 23.8% in constant currency terms. The Adjusted EBITDA margin contracted 60 basis points to 8.3% on higher costs as a percentage of sales.

Caribbean Division

Figure 6. Caribbean Division: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q18 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	4Q19 (a+b+c+d)	% As Reported
Total Restaurants (Units)	337				336

Total Revenues	108.6	(2.8)	1.8	(6.3)	101.3	-6.7%

Adjusted EBITDA	7.2	(0.1)	6.3	(0.4)	13.0	80.5%
Adjusted EBITDA Margin	6.7%				12.9%	93.2%

The Caribbean division’s results continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment. As such, reported results may contain significant non-cash accounting charges to operations in this market. Due to the distortive effects that the Venezuelan operations represent, the discussion of the Caribbean division’s operating performance is focused on results that exclude the Company’s operations in this country.

Caribbean Division – excluding Venezuela

Figure 7. Caribbean Division - Excluding Venezuela: Key Financial Results (In millions of U.S. dollars, except as noted)
	4Q18 (a)	Currency Translation (b)	Constant Currency Growth (c)	4Q19 (a+b+c)	% US Dollars	% Constant Currency
Total Restaurants (Units)	217			216

Total Revenues	100.3	(2.8)	1.8	99.3	-1.0%	1.8%
Systemwide Comparable Sales						1.8%
Adjusted EBITDA	8.3	(0.1)	6.3	14.4	74.7%	77.2%
Adjusted EBITDA Margin	8.2%			14.5%	76.2%

Revenues in the Caribbean division, excluding Venezuela, decreased 1.0% in US dollars and increased 1.8% in constant currency terms. Revenues in US dollars were mainly impacted by the 7% year-over-year average depreciation of the Colombian peso against the US dollar. Although the tax reform measures implemented in Colombia, effective July 1, 2019, continued to negatively impact year-over-year comparisons, the division’s comparable sales grew 1.8% on strong performance in the French West Indies and Puerto Rico.

During the quarter, the division’s marketing activities included the introduction of a new “McMenú” in Colombia, which offers customers a new product at a very attractive price point. Consistent with the Company’s strategy of enhancing core products, a “Big Mac Craving” campaign was launched during the quarter to reinforce the positioning of the Big Mac as a unique and special product.

Adjusted EBITDA totaled $14.4 million, compared to $8.3 million in the same period of 2018, and included the aforementioned $10 million non-cash bad debt reserve reversal in Puerto Rico. The Adjusted EBITDA margin expanded from 8.2% to 14.5%. Excluding the reversal, the margin contracted to 4.4%, due to pressure in most cost line items.

New Unit Development

Figure 8. Total Restaurants (eop)*
	December 2019	September 2019	June 2019	March 2019	December 2018
Brazil	1,023	984	975	968	968
NOLAD	530	525	525	526	524
SLAD	404	395	393	394	394
Caribbean	336	335	336	337	337
TOTAL	2,293	2,239	2,229	2,225	2,223

* Considers Company-operated and franchised restaurants at period-end

Figure 9. Current Footprint
	Store Type*		Ownership		McCafes	Dessert Centers
	FS & IS	MS & FC	Company Operated	Franchised
Brazil	554	469	612	411	81	2,000
NOLAD	324	206	364	166	13	626
SLAD	239	165	353	51	128	389
Caribbean	260	76	251	85	36	311
TOTAL	1,377	916	1,580	713	258	3,326

* FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

The Company opened 90 new restaurants during the twelve-month period ended December 31, 2019, resulting in a total of 2,293 restaurants. During the period, the Company also added 296 Dessert Centers, bringing the total to 3,326 units. McCafés totaled 258 units at the end of the fourth quarter.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $121.9 million at December 31, 2019. The Company’s total financial debt (including derivative instruments) was $595.8 million. Net debt (Total Financial Debt minus Cash and cash equivalents) was $473.9 million, while the Net Debt/Adjusted EBITDA ratio was 1.6x at the end of the reporting period.

Figure 10. Consolidated Financial Ratios (In thousands of U.S. dollars, except ratios)
	December 31	December 31
	2019	2018
Cash & cash equivalents (i)	121,905	197,282
Total Financial Debt (ii)	595,781	589,760
Net Financial Debt (iii)	473,876	392,478
Total Financial Debt / LTM Adjusted EBITDA ratio	2.0	2.3
Net Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.5

(i) Cash & cash equivalents includes Short-term investment

(ii)Total financial debt includes long-term debt and derivative instruments (including the asset portion of derivatives amounting to $57.8 million and $54.7 million as a reduction of financial debt as of December 31, 2019 and December 31, 2018, respectively).

(iii) Total financial debt less cash and cash equivalents.

Net cash provided by operating activities totaled $85.7 million in the fourth quarter, while cash used in net investing activities totaled $97.3 million, which included capital expenditures of $98.1 million, compared to $78.0 million in the previous year’s quarter. Net cash provided by financing activities was $5.7 million.

Full Year 2019 – Excluding Venezuela

Excluding Arcos Dorados’ Venezuelan operation, for the year ended December 31, 2019, total revenues, in US dollars, decreased 1.8% to $2.9 billion, as constant currency growth of 13.7% was offset by negative currency translation. Adjusted EBITDA was $296.2 million, a 1.4% increase compared to last year, in US dollars. On a constant currency basis, Adjusted EBITDA increased 10.7%. The consolidated Adjusted EBITDA margin expanded 30 basis points to 10.0%, with margin expansions in Brazil, NOLAD and the Caribbean divisions, and margin contraction in SLAD.

Full year 2018 results included a $23.2 million tax credit in Brazil that was recorded in the third quarter, while full year 2019 results included a $10.0 million non-cash bad debt reserve reversal in Puerto Rico, recorded in the fourth quarter. Excluding these items in both years, the consolidated Adjusted EBITDA margin expanded 70 basis points, mainly driven by efficiencies in Payroll and G&A expenses.

Consolidated net income for full year 2019 was $88.5 million, compared with net income of $85.9 million in 2018. The Company reported earnings per share of $0.43, compared to earnings per share of $0.41 in the previous year.

Capital expenditures totaled $265.2 million in 2019 versus $197.0 million last year.

Recent Developments

Long-term Outlook

Arcos Dorados reached an agreement with McDonald’s Corporation related to the openings and reinvestment plan for the three-year period that commenced on January 1, 2020. Based on this agreement, the Company plans to open between 285 and 300 new restaurants and expects total capital expenditures to approach $1.0 billion during the three-year period 2020-2022. In addition, McDonald’s Corporation agreed to provide growth support from 2020 through 2022. The Company projects that the impact of this support could result in an effective royalty rate of 5.5%, on average, during the three-year period. In addition, the Company will continue targeting a Net Debt-to-Adjusted EBITDA ratio below 2.5x.

2020 Dividend

On March 3, 2020, the Board of Directors of Arcos Dorados Holdings Inc. approved dividend payments for 2020. As such, the Company will pay a dividend of $0.11 per share to all Class A and Class B shareholders of the Company in three installments, as follows: $0.05 per share on April 10, 2020, $0.03 per share on August 13, 2020, and $0.03 per share on December 10, 2020. The dividend will be paid to shareholders of record as of April 7, 2020, August 10, 2020, and December 7, 2020, respectively.

2020 Annual General Shareholders’ Meeting (AGM)

On March 4, 2020, the Company announced the date for its AGM, which will be held on April 28, 2020, in Montevideo, Uruguay, at 10:00 a.m. (local time), for all shareholders of record as of April 1, 2020.

Investor Relations Contact
Dan Schleiniger
VP of Investor Relations
Arcos Dorados
daniel.schleiniger@ar.mcd.com
Media Contact
Ivan Peill
InspIR Group
ivan@inspirgroup.com
+1 212 710 9686

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; reorganization and optimization plan expenses; and incremental compensation related to the modification of our 2008 long-term incentive plan.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 21 of our year-end financial statements (6-K Form) filed today with the S.E.C.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,200 McDonald’s-branded restaurants with over 100,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for 2018. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Fourth Quarter & Full Year 2019 Consolidated Results

(In thousands of U.S. dollars, except per share data)

Figure 11. Fourth Quarter & Full Year 2019 Consolidated Results (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2019	2018	2019	2018
REVENUES
Sales by Company-operated restaurants	715,300	715,823	2,812,287	2,932,609
Revenues from franchised restaurants	39,066	37,519	146,790	148,962
Total Revenues	754,366	753,342	2,959,077	3,081,571
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(255,776)	(250,524)	(1,007,584)	(1,030,499)
Payroll and employee benefits	(140,364)	(137,090)	(567,653)	(607,793)
Occupancy and other operating expenses	(201,081)	(196,031)	(799,633)	(803,539)
Royalty fees	(38,969)	(39,259)	(155,388)	(157,886)
Franchised restaurants - occupancy expenses	(7,777)	(17,604)	(61,278)	(67,927)
General and administrative expenses	(55,302)	(62,250)	(212,515)	(229,324)
Other operating (expenses) income, net	5,528	(11,730)	4,910	(61,145)
Total operating costs and expenses	(693,741)	(714,488)	(2,799,141)	(2,958,113)
Operating income	60,625	38,854	159,936	123,458
Net interest expense	(13,879)	(13,542)	(52,079)	(52,868)
Gain (loss) from derivative instruments	(1,350)	(374)	439	(565)
Foreign currency exchange results	2,639	(777)	12,754	14,874
Other non-operating expenses, net	216	280	(2,097)	270
Income before income taxes	48,251	24,441	118,953	85,169
Income tax expense	(15,187)	(15,158)	(38,837)	(48,136)
Net income	33,064	9,283	80,116	37,033
Net income attributable to non-controlling interests	(105)	(47)	(220)	(186)
Net income attributable to Arcos Dorados Holdings Inc.	32,959	9,236	79,896	36,847
Earnings per share information ($ per share):
Basic net income per common share	0.16	0.04	$0.39	$0.18
Weighted-average number of common shares outstanding-Basic	204,069,509	206,324,785	204,003,977	209,136,832
Adjusted EBITDA Reconciliation
Operating income	60,625	38,854	159,936	123,458
Depreciation and amortization	33,548	28,515	123,218	105,800
Operating charges excluded from EBITDA computation	6,203	18,732	8,621	28,739
Adjusted EBITDA	100,376	86,101	291,775	257,997
Adjusted EBITDA Margin as % of total revenues	13.3%	11.4%	9.9%	8.4%

Fourth Quarter & Full Year 2019 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

Figure 12. Fourth Quarter & Full Year 2019 Consolidated Results - Excluding Venezuela (In thousands of U.S. dollars, except per share data)
	For Three-Months ended		For Twelve-Months ended
	December 31,		December 31,
	2019	2018	2019	2018
REVENUES
Sales by Company-operated restaurants	713,521	708,575	2,803,363	2,862,504
Revenues from franchised restaurants	38,806	36,541	145,532	140,208
Total Revenues	752,327	745,116	2,948,895	3,002,712
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(255,369)	(249,354)	(1,006,551)	(1,004,222)
Payroll and employee benefits	(140,065)	(136,616)	(566,581)	(603,215)
Occupancy and other operating expenses	(199,921)	(193,059)	(794,870)	(784,666)
Royalty fees	(38,969)	(39,259)	(155,388)	(159,348)
Franchised restaurants - occupancy expenses	(7,633)	(17,269)	(60,766)	(65,392)
General and administrative expenses	(54,001)	(59,971)	(207,992)	(222,578)
Other operating (expenses) income, net	8,129	(7,567)	11,433	12,220
Total operating costs and expenses	(687,829)	(703,095)	(2,780,715)	(2,827,201)
Operating income	64,498	42,021	168,180	175,511
Net interest expense	(13,879)	(13,541)	(52,078)	(52,848)
Gain (loss) from derivative instruments	(1,350)	(374)	439	(565)
Foreign currency exchange results	2,696	362	13,337	9,813
Other non-operating expenses, net	216	280	(2,097)	269
Income before income taxes	52,181	28,748	127,781	132,180
Income tax expense	(14,839)	(9,769)	(39,053)	(46,135)
Net income	37,342	18,979	88,728	86,045
Net income attributable to non-controlling interests	(105)	(47)	(220)	(187)
Net income attributable to Arcos Dorados Holdings Inc.	37,237	18,932	88,508	85,858
Earnings per share information ($ per share):
Basic net income per common share	$0.18	$0.09	$0.43	$0.41
Weighted-average number of common shares outstanding-Basic	204,069,509	206,324,785	204,003,977	209,136,832
Adjusted EBITDA Reconciliation
Operating income	64,498	42,021	168,180	175,511
Depreciation and amortization	33,171	27,420	121,554	100,793
Operating charges excluded from EBITDA computation	4,080	17,684	6,498	15,910
Adjusted EBITDA	101,749	87,125	296,232	292,214
Adjusted EBITDA Margin as % of total revenues	13.5%	11.7%	10.0%	9.7%

Fourth Quarter 2019 Results by Division

(In thousands of U.S. dollars)

Figure 13. Fourth Quarter & Full Year 2019 Consolidated Results by Division (In thousands of U.S. dollars)
	4Q				FY
	Three-Months ended		% Incr.	Constant	Twelve-Months ended		% Incr.	Constant
	December 31,		/	Currency	December 31,		/	Currency
	2019	2018	(Decr)	Incr/(Decr)%	2019	2018	(Decr)	Incr/(Decr)%
Revenues
Brazil	369,302	353,667	4.4%	12.7%	1,385,566	1,345,453	3.0%	11.6%
Caribbean	101,329	108,553	-6.7%	491.2%	399,251	483,743	-17.5%	n/a
Caribbean - Excl. Venezuela	99,290	100,327	-1.0%	1.8%	389,069	404,884	-3.9%	0.5%
NOLAD	114,438	104,566	9.4%	6.2%	431,266	406,848	6.0%	6.5%
SLAD	169,297	186,556	-9.3%	23.1%	742,994	845,527	-12.1%	26.7%
TOTAL	754,366	753,342	0.1%	83.3%	2,959,077	3,081,571	-4.0%	n/a
TOTAL - Excl. Venezuela	752,327	745,116	1.0%	12.9%	2,948,895	3,002,712	-1.8%	13.7%

Operating Income (loss)
Brazil	62,131	47,784	30.0%	39.7%	164,342	159,511	3.0%	10.8%
Caribbean	1,003	(5,877)	117.1%	-350.6%	(1,101)	(49,567)	97.8%	n/a
Caribbean - Excl. Venezuela	4,876	(2,710)	279.9%	281.2%	7,143	2,486	187.2%	198.9%
NOLAD	5,929	10	57,066.8%	n/a	16,539	7,726	114.2%	113.6%
SLAD	10,100	9,979	1.2%	81.0%	42,410	53,777	-21.1%	39.8%
Corporate and Other	(18,538)	(13,042)	-42.1%	-84.8%	(62,254)	(47,989)	-29.7%	-81.7%
TOTAL	60,625	38,854	56.0%	2.6%	159,936	123,458	29.5%	n/a
TOTAL - Excl. Venezuela	64,498	42,021	53.5%	69.6%	168,180	175,511	-4.2%	7.5%

Adjusted EBITDA
Brazil	79,262	67,655	17.2%	26.0%	227,844	218,391	4.3%	12.4%
Caribbean	13,043	7,228	80.5%	-305.5%	24,955	(8,281)	401.4%	n/a
Caribbean - Excl. Venezuela	14,416	8,252	74.7%	77.2%	29,412	25,936	13.4%	17.6%
NOLAD	12,545	8,994	39.5%	34.2%	39,027	32,313	20.8%	20.8%
SLAD	13,968	16,558	-15.6%	23.8%	63,120	73,670	-14.3%	27.7%
Corporate and Other	(18,442)	(14,334)	-28.7%	-64.7%	(63,171)	(58,096)	-8.7%	-47.3%
TOTAL	100,376	86,101	16.6%	-7.8%	291,775	257,997	13.1%	n/a
TOTAL - Excl. Venezuela	101,749	87,125	16.8%	24.9%	296,232	292,214	1.4%	10.7%

Figure 14. Average Exchange Rate per Quarter*
	Brazil	Mexico	Argentina
4Q19	4.12	19.23	59.36
4Q18	3.81	19.83	37.07

Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

Figure 15. Summarized Consolidated Balance Sheets (In thousands of U.S. dollars)
	December 31	December 31
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	121,880	197,282
Short-term investment	25	-
Accounts and notes receivable, net	99,862	84,287
Other current assets (1)	183,601	182,993
Total current assets	405,368	464,562
Non-current assets
Property and equipment, net	960,986	856,192
Net intangible assets and goodwill	43,044	41,021
Deferred income taxes	68,368	58,334
Derivative instruments	57,828	54,735
Leases right of use assets, net	922,165	-
Other non-current assets (2)	99,926	103,195
Total non-current assets	2,152,317	1,113,477
Total assets	2,557,685	1,578,039
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	259,577	242,455
Taxes payable (3)	123,805	114,849
Accrued payroll and other liabilities	86,379	94,166
Other current liabilities (4)	27,068	24,527
Provision for contingencies	2,035	2,436
Financial debt (5)	26,436	14,879
Operating lease liabilities	70,147	-
Total current liabilities	595,447	493,312
Non-current liabilities
Accrued payroll and other liabilities	23,497	35,322
Provision for contingencies	24,123	26,073
Financial debt (6)	627,173	629,616
Deferred income taxes	4,297	957
Operating lease liabilities	861,582	-
Total non-current liabilities	1,540,672	691,968
Total liabilities	2,136,119	1,185,280
Equity
Class A shares of common stock	383,204	379,845
Class B shares of common stock	132,915	132,915
Additional paid-in capital	13,375	14,850
Retained earnings	471,149	413,074
Accumulated other comprehensive losses	(519,505)	(502,266)
Common stock in treasury	(60,000)	(46,035)
Total Arcos Dorados Holdings Inc shareholders’ equity	421,138	392,383
Non-controlling interest in subsidiaries	428	376
Total equity	421,566	392,759
Total liabilities and equity	2,557,685	1,578,039

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", and "McDonald's Corporation's indemnification for contingencies".

(2) Includes "Miscellaneous", "Collateral deposits", and "McDonald´s Corporation indemnification for contingencies".

(3) Includes "Income taxes payable" and "Other taxes payable".

(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".

(5) Includes "Short-term debt", "Current portion of long-term debt" and "Derivative instruments".

(6) Includes "Long-term debt, excluding current portion" and "Derivative instruments".